UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Natrol, Inc.

(Name of Subject Company (Issuer))

Nutra Acquisition Company, Inc.

and

Plethico Pharmaceuticals Limited

(Names of Filing Persons (Offerors))

Common Stock, $.01 par value per share

(Title of Class of Securities)

638789107

(CUSIP Number of Class of Securities)

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Suite 3400

Los Angeles, California 90071

(213) 687-5000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steven Spitz

Natrol, Inc.

General Counsel

21411 Prairie Street

Chatsworth, California 91311

(818) 739-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$62,752,553	$1,927

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307. The transaction value was determined by multiplying the offer price of $4.40 per share by 14,261,944 shares of common stock issued and outstanding (the number of shares represented by Natrol in the Merger Agreement (as defined herein) to be issued and outstanding as of November 14, 2007).

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.000037.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,927.00	Filing Party: Nutra Acquisition Company, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 27, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 27, 2007 (the “Schedule TO”) relating to the offer by Nutra Acquisition Company, Inc., a Delaware corporation (“Purchaser”), and Plethico Pharmaceuticals Limited, a public limited company incorporated under the laws of India (“Plethico”), to purchase all outstanding shares of common stock, $.01 par value per share (“Shares”) of Natrol, Inc., a Delaware corporation (“Natrol”), at a price of $4.40 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set for th in the Offer to Purchase dated November 27, 2007 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported to the the Schedule TO. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 27, 2007*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Notice of Merger under Delaware Law*

(a)(1)(G)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*

(a)(1)(H)	Text of press release issued by Natrol, dated November 18, 2007 (incorporated by reference to Form 14 D-9 filed by Natrol and Purchaser with the Securities and Exchange Commission on November 18, 2007)*

(a)(1)(I)	Form of summary advertisement, published November 27, 2007 in the New York Times*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2007, by and among Natrol, Plethico, and Nutra Acquisition Company, Inc.*

(d)(2)	Confidentiality Agreement, dated as of July 26, 2007, by and between Plethico and Natrol.*

(d)(3)	Tender and Support Agreement, dated as of November 18, 2007, by and between Plethico and the Balbert Family Trust.

(d)(4)	Tender and Support Agreement, dated as of November 18, 2007, by and between Plethico and Trisha Balbert.

(g)	Not applicable

(h)	Not applicable

*	Previously filed.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nutra Acquisition Company, Inc.

By:	/s/ DR. MANMOHAN A. PATEL
Name: Dr. Manmohan A. Patel
Title: Treasurer & Secretary

Plethico

By:	/s/ SANJAY PAI
Name: Sanjay Pai
Title: Chief Finance Officer

Dated: November 28, 2007

EXHIBIT INDEX

Exhibit No.	Description
(d)(3)	Tender and Support Agreement, dated as of November 18, 2007, by and between Plethico and the Balbert Family Trust.

(d)(4)	Tender and Support Agreement, dated as of November 18, 2007, by and between Plethico and Trisha Balbert.